Exhibit 99.7

COMPLETE APPRAISAL
OF REAL PROPERTY

Triboro Coach Holding Corp.

85-01 24th Avenue

East Elmhurst, Queens County, New York 11369

IN A SELF-CONTAINED APPRAISAL REPORT

As of February 2, 2006

Prepared For:

Green Bus Holding Corp., GTJ Co., Inc., Triboro Coach Holding Corp., Jamaica Bus
Holding Corp.
and their respective shareholders

C/O Lighthouse Real Estate Management, LLC

444 Merrick Road

Lynbrook, NY 11563

Prepared By:

Cushman & Wakefield, Inc.
Valuation Services

51 West 52nd Street, 9th Floor
New York, NY 10019-6178

C&W File ID:  06-12002-9222

VALUATION SERVICES

Cushman & Wakefield, Inc.
51 West 52nd Street, 9th Floor
New York, NY 10019-6178
(212) 841-7604 Tel
(212) 841-7849 fax
patrick_craig@cushwake.com

February 17, 2006

Green Bus Holding Corp., GTJ Co., Inc., Triboro Coach Holding Corp., Jamaica Bus
Holding Corp.
and their respective shareholders

C/O Mr. Paul Cooper
444 Merrick Road
Lynbrook, NY 11563

Re:	Complete Appraisal of Real Property
In a Self-Contained Report

Triboro Coach Holding Corp.
85-01 24th Avenue
East Elmhurst, Queens County, New York 11369

C&W File ID: 06-12002-9222

Dear Mr. Cooper:

In fulfillment of our agreement as outlined in the Letter of Engagement, we are pleased to transmit our complete appraisal report on the property referenced above.

The value opinion reported below is qualified by certain assumptions, limiting conditions, certifications, and definitions, which are set forth in the report. We particularly call your attention to the following extraordinary assumptions and hypothetical conditions:

Extraordinary Assumptions:	This appraisal employs no extraordinary assumptions.
Hypothetical Conditions:	This appraisal employs no hypothetical conditions.

This report was prepared for Green Bus Holding Corp., Triboro Coach Holding Corp., GTJ Co., Inc., Jamaica Bus Holding Corp. and their respective shareholders and is intended only for their specified use.  It may not be distributed to or relied upon by any other persons or entities without the written permission of Cushman & Wakefield , Inc.

This appraisal report has been prepared in accordance with our interpretation of your institutions guidelines, Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA), and the Uniform Standards of Professional Appraisal Practice (USPAP), including the Competency Provision.

The property was inspected by and the report was prepared by Philip P. Cadorette, MAI.

This appraisal employs only the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that this approach would be considered necessary and applicable for market participants. The subject’s age makes it difficult to accurately form an opinion of depreciation and tends to make the Cost Approach unreliable. Furthermore, public information regarding sale transaction details is generally insufficient to provide a reliable foundation for a value estimate. Therefore, we have not employed the Cost Approach or the Sales Comparison Approach to develop an opinion of market value.

Market Value

The subject consists of a 118,430 square foot industrial building on 6.432 acres which is net leased to the City of New York for 21 years with (2) additional 14-year options. The City of New York is considered a credit tenant with their corporate debt rated A+ by Moody’s rating agency.  The existence of this lease significantly enhances the value of the subject property.

Based on our Complete Appraisal as defined by the Uniform Standards of Professional Appraisal Practice, we have developed an opinion that the market value of the leased fee estate of the referenced property, subject to the assumptions and limiting conditions, certifications, extraordinary and hypothetical conditions, if any, and definitions, “as-is” on February 2, 2006, was:

THIRTY NINE MILLION FOUR HUNDRED THOUSAND DOLLARS

$39,400,000

2

Based upon transactions that have occurred in the marketplace as well as discussions with knowledgeable market participants, exposure time would have required approximately twelve (12) months. Furthermore, a marketing period of approximately twelve (12) months will be reasonable for properties such as the subject.

This letter is invalid as an opinion of value if detached from the report, which contains the text, exhibits, and Addenda.

Respectfully submitted,

CUSHMAN & WAKEFIELD, INC.

s/ Philip P. Cadorette

Philip P. Cadorette, MAI
Senior Director
New York Certified General Appraiser
License No. 46000003076
phil_cadorette@cushwake.com
(212) 841-7604 Office Direct
(212) 841-7849 Facsimile

3

SUMMARY OF SALIENT FACTS

Common Property Name:	Triboro Coach Holding Corp.

Location:

85-01 24th Avenue
East Elmhurst, Queens County, New York 11369

The subject is located on the block front bordered by 23rd Avenue to the north, 24th Avenue to the south, 85th Street to the west and 87th Street to the east in East Elmhurst, Queens County, New York.

Property Description:

The subject consists of a 118,430 square foot building on 6.432-acre parcel of industrial land in East Elmhurst, Queens County, New York.

The subject is under a long term triple net lease to the City of New York (MTA). The facility is utilized as a bus depot and maintenance facility for the MTA buses.

Assessor’s Parcel Number:	Block: 1080, Lot(s): 1

Interest Appraised:	Leased Fee Estate

Date of Value:	February 2, 2006

Date of Inspection:	February 2, 2006

Ownership:	Triboro Coach Holding Corp.

Current Property Taxes

Total Assessment:	$3,334,500

2005/2006 Property Taxes:	$376,999

Highest and Best Use

If Vacant:	An industrial building developed to the highest density possible.

As Improved:	As it is currently utilized.

Site & Improvements

Zoning:	M1-1

Land Area:	6.4320 acres 280,180 square feet

Number of Stories:	1

Year Built:	1954

Type of Construction:	Masonry and steel frame

Gross Building Area:	118,430 square feet

Net Rentable Area:	118,430 square feet

Column Spacing:	20' by 40'

Percentage of Office Space:	6%

Clear Ceiling Height:	24 feet

VALUE INDICATORS

Cost Approach:	N/A

Sales Comparison Approach:	N/A

Income Capitalization Approach

Discounted Cash Flow
Projection Period:	11 years
Holding Period:	10 years
Terminal Capitalization Rate:	7%
Internal Rate of Return:	7.5%
Indicated Value:	$39,400,000

Direct Capitalization
Net Operating Income:	$2,585,000
Capitalization Rate:	6.50%
Indicated Value:	$39,800,000

Reconciled Value:	$39,400,000

FINAL VALUE CONCLUSION

Market Value As-Is Leased Fee:	$39,400,000

Implied Capitalization Rate:	6.56%
Exposure Time:	12 months
Marketing Time:	12 months

Extraordinary Assumptions and Hypothetical Conditions

Extraordinary Assumptions

An extraordinary assumption is defined by the Uniform Standards of Professional Appraisal Practice as “an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.”

This appraisal employs no extraordinary assumptions.

Hypothetical Conditions

A hypothetical condition is defined by the Uniform Standards of Professional Appraisal Practice as “that which is contrary to what exists but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about the integrity of data used in an analysis.”

This appraisal employs no hypothetical conditions.

[PICTURES OMITTED]

TABLE OF CONTENTS

INTRODUCTION	1
REGIONAL MAP	6
NEW YORK CITY REGIONAL ANALYSIS	7
LOCAL AREA MAP	13
LOCAL AREA ANALYSIS	14
CREDIT TENANT & nET LEASED MARKET ANALYSIS	16
SITE DESCRIPTION	22
REAL PROPERTY TAXES AND ASSESSMENTS	28
ZONING	29
HIGHEST AND BEST USE	31
VALUATION PROCESS	33
INCOME CAPITALIZATION APPROACH	35
RECONCILIATION AND FINAL VALUE OPINION	50
ASSUMPTIONS AND LIMITING CONDITIONS	51
CERTIFICATION OF APPRAISAL	54
ADDENDA	55

INTRODUCTION

Identification of Property

Common Property Name:	Triboro Coach Holding Corp.

Location:

85-01 24th Avenue
East Elmhurst, Queens County, New York 11369

The subject is located on the block front bordered by 23rd Avenue to the north, 24th Avenue to the south, 85th Street to the west and 87th Street to the east in East Elmhurst, Queens County, New York.

Property Description:

The subject consists of a 118,430 square foot building on 6.432-acre parcel of industrial land in East Elmhurst, Queens County, New York.

The subject is under a long term triple net lease to the City of New York (MTA). The facility is utilized as a bus depot and maintenance facility for the MTA buses.

Assessor’s Parcel Number:	Block: 1080, Lot(s): 1

Property Ownership and Recent History

Current Ownership:	Triboro Coach Holding Corp.

Sale History:	To the best of our knowledge, the property has not transferred within the past three years

Current Disposition:	To the best of our knowledge, the purpose of this appraisal is for internal decision making by the various ownership entities. The results of our analysis may possibly lead to an internal sale.

Intended Use and Users of the Appraisal

This appraisal is intended to provide an opinion of the market value of the leased fee interest in the property for the exclusive use of Green Bus Holding Corp., GTJ Co., Inc., Triboro Coach Holding Corp., Jamaica Bus Holding Corp. and their respective shareholders.  All other uses and users are unintended, unless specifically stated in the letter of transmittal.

Dates of Inspection and Valuation

The value conclusion reported herein is as of February 2, 2006. The property was inspected by Philip P. Cadorette, MAI.

Property Rights Appraised

Leased Fee Interest

Scope of the Appraisal

This is a complete appraisal presented in a self-contained report, intended to comply with the reporting requirements set forth under the Uniform Standards of Professional Appraisal Practice (USPAP) for a Self-Contained Appraisal Report.

In addition, the report was also prepared to conform to the requirements of the Code of Professional Ethics of the Appraisal Institute and the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), Title XI Regulations.

In preparation of this appraisal, we investigated numerous improved sales in the subject’s market, analyzed rental data, and considered the input of buyers, sellers, brokers, property developers and public officials. Additionally, we investigated the general regional economy as well as the specifics of the local area of the subject.

The scope of this appraisal required collecting primary and secondary data relative to the subject property. The depth of the analysis is intended to be appropriate in relation to the significance of the appraisal issues as presented herein. The data have been analyzed and confirmed with sources believed to be reliable, whenever possible, leading to the value conclusions set forth in this report. In the context of completing this report, we have made a physical inspection of the subject property and the improved sales and rental comparables. The valuation process involved utilizing generally accepted market-derived methods and procedures considered appropriate to the assignment.

This appraisal employs only the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that this approach would be considered necessary and applicable for market participants. The subject’s age makes it difficult to accurately form an opinion of depreciation and tends to make the Cost Approach unreliable. Furthermore, public information regarding sale transaction details is generally insufficient to provide a reliable foundation for a value estimate. Therefore, we have not employed the Cost Approach or the Sales Comparison Approach to develop an opinion of market value.

Definitions of Value, Interest Appraised and Other Terms

The following definitions of pertinent terms are taken from the Dictionary of Real Estate Appraisal, Third Edition (1993), published by the Appraisal Institute, as well as other sources.

Market Value

Market value is one of the central concepts of the appraisal practice. Market value is differentiated from other types of value in that it is created by the collective patterns of the market. A current economic definition agreed upon by agencies that regulate federal financial institutions in the United States of America follows, taken from the glossary of the Uniform Standards of Professional Appraisal Practice of The Appraisal Foundation:

The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1.                 Buyer and seller are typically motivated;

2.                 Both parties are well informed or well advised, and acting in what they consider their own best interests;

3.                 A reasonable time is allowed for exposure in the open market;

4.                 Payment is made in terms of cash in US dollars or in terms of financial arrangements comparable thereto; and

5.                 The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Fee Simple Estate

Absolute ownership unencumbered by any other interest or estate, subject to the limitations imposed by the governmental powers of taxation, eminent domain, police power, and escheat.

Leased Fee Estate

An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others. The rights of the lessor (the leased fee owner) and the leased fee are specified by contract terms contained within the lease.

Leasehold Estate

The interest held by the lessee (the tenant or renter) through a lease conveying the rights of use and occupancy for a stated term under certain conditions.

Market Rent

The rental income that a property would most probably command on the open market, indicated by the current rents paid and asked for comparable space as of the date of appraisal.

Cash Equivalent

A price expressed in terms of cash, as distinguished from a price expressed totally or partly in terms of the face amounts of notes or other securities that cannot be sold at their face amounts.

Market Value As Is on Appraisal Date

The value of specific ownership rights of an identified parcel of real estate as of the effective date of the appraisal; related to what physically exists and excludes all assumptions concerning hypothetical conditions.

Prospective Value Upon Completion of Construction

The value of a property on the date that construction is completed, based on market conditions projected to exist as of that completion date. This value is not the market value as of a specified future date, but rather is a projected value based on assumptions that may or may not occur. This value factors in all costs associated to lease-up the property to stabilized occupancy.

Prospective Value Upon Stabilized Occupancy

The value of a property at a point in time when all improvements have been physically constructed and the property has been leased to its optimum level of long term occupancy. At such point, all capital outlays for tenant improvements, leasing commissions, marketing costs, and other carrying charges are assumed to have been incurred.

Exposure Time and Marketing Time

Exposure Time

Under Paragraph 3 of the Definition of Market Value, the value opinion presumes that “A reasonable time is allowed for exposure in the open market”. Exposure time is defined as the length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at the market value on the effective date of the appraisal. Exposure time is presumed to precede the effective date of the appraisal.

The reasonable exposure period is a function of price, time and use. It is not an isolated opinion of time alone. Exposure time is different for various types of real estate and under various market conditions. As noted above, exposure time is always presumed to precede the effective date of appraisal. It is the length of time the property would have been offered prior to a hypothetical market value sale on the effective date of appraisal. It is a retrospective opinion based on an analysis of recent past events, assuming a competitive and open market. It assumes not only adequate, sufficient and reasonable time but adequate, sufficient and a reasonable marketing effort. Exposure time and conclusion of value are therefore interrelated.

Based on our review of national investor surveys, discussions with market participants and information gathered during the sales verification process, a reasonable exposure time for the subject property at the value concluded within this report would have been approximately twelve (12) months. This assumes an active and professional marketing plan would have been employed by the current owner.

Marketing Time

Marketing time is an opinion of the time that might be required to sell a real property interest at the appraised value. Marketing time is presumed to start on the effective date of the appraisal and take place subsequent to the effective date of the appraisal.  The opinion of marketing time uses some of the same data analyzed in the process of estimating reasonable exposure time and it is not intended to be a prediction of a date of sale.

We believe, based on the assumptions employed in our analysis, as well as our selection of investment parameters for the subject, that our value conclusion represents a price achievable within twelve (12) months.

Legal Description

The subject site is identified by New York City as Block: 1080, Lot(s): 1.

REGIONAL MAP

[OMITTED]

NEW YORK CITY REGIONAL ANALYSIS

Regional Area Overview

New York City (NYC), a leading world financial, business and trade center, is also the most culturally diverse, densely populated, and wealthiest (in terms of total personal income) city in the United States.  The “City” has continued to reinvent itself over the years, from the East Coast’s busiest harbor, to a multifaceted manufacturing and distribution center, and now a global leader in the provision of services including financial, legal, media and entertainment.  The borough of Manhattan, or New York County, forms the central political, financial and cultural core of the City and is the economic growth engine of the Greater New York Region.  The City’s other boroughs are the Bronx, Brooklyn, Queens, and Staten Island (otherwise known as Bronx, Kings, Queens, and Richmond Counties).  Located in the southeastern portion of New York State at the mouth of the Hudson River, NYC covers 309 square miles and is home to over 8.1 million people, or 42 percent of New York State’s total population.

The five boroughs of NYC consolidated in 1898, yet each has retained unique characteristics.  Manhattan, home to 19 percent of the City’s population, is where three-fourths of the City’s office-using employees work, primarily in the skyscrapers of the Midtown and Downtown business districts.  The other four boroughs are commonly referred to as the “outer boroughs” and are generally more residential in nature.  They also have strong, albeit significantly smaller economies than that of Manhattan.

Market Outlook

Although New York City (NYC) is experiencing strong employment and income growth, a peaking residential real estate market, slower growth in key industries, and high business costs will keep New York City as a steady but below average performer.

•                  Strong Wall Street performance and high levels of national and international tourism have helped drive the NYC economy, as a broad range of sectors have benefited in the near term from stronger income growth.

•                  In 2005, New York City saw record levels of real estate investment activity, including the $1.7 billion sale of the MetLife Building, which was the largest building transaction in U.S. history.

•                  Recent employment growth has boosted the housing market and as a result the NYC economy.  Currently, the New York Metro area is experiencing a record pace of residential permitting.  Although household formation growth has been stagnant, there are a number of other factors driving demand, including empty nesters, international buyers, and second-home buyers.  Solid income growth and favorable financing have fueled the housing boom, but slowing job growth and interest rate increases could lead to slowing or stagnant price gains or even a pricing correction.

•                  Recently, there has been some evidence of a slowdown in New York City’s middle-market housing sales.  According to Miller Samuel, Inc. both the average and median sales prices in the Manhattan market fell in the third quarter of 2005.

Market Definition

New York City (NYC) consists of five counties at the mouth of the Hudson River in the southeast area of New York State.  The borough of Manhattan, or New York County, forms the central political, financial and cultural core of the City and is the economic growth engine of the Greater New York Region.  The City’s other boroughs are Brooklyn, Queens, Staten Island, and the Bronx (otherwise known as Kings, Queens, Richmond, and Bronx Counties, respectively).  The area’s vast mass transit infrastructure closely connects the five boroughs as well as the surrounding suburban areas, which combined with NYC form the Greater New York Region.  This region covers 21 counties in the southeastern section of New York State, southwestern corner of Connecticut, and Central and Northern New Jersey.

GREATER NEW YORK CITY REGION COUNTIES

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Current Trends

New York City, and particularly Manhattan, is one of the world’s largest and premier economies.  Businesses in NYC benefit from the synergies created from the presence of more than 200,000 companies, access to consumers and investment capital, and the city’s attractive quality of life.  Manhattan, which accounts for over 63 percent of NYC’s total employment, is the regional economic engine.

Within Manhattan, Midtown is the nation’s largest Central Business District and home to a diverse base of Finance, Insurance, and Real Estate (FIRE) industries and Fortune 500 companies.  New York City houses the headquarters of 43 Fortune 500 firms, with 42 of these headquarters located in Manhattan.  Manhattan has the largest office inventory in the nation, with roughly 390 million square feet.  Wall Street, the heart of the City’s financial district downtown, is also home to the New York Stock Exchange, American Stock Exchange, the NASDAQ and Commodities Exchange, and the Federal Reserve Bank of New York.

In addition to the strength of the FIRE industries, strong levels of both domestic and international tourism has driven robust employment growth in NYC’s hospitality, food and beverage, and retail industries.  NYC is renowned for its cultural activities, arts and entertainment, restaurants, and shopping, as well as being a leading center for the sciences, health care, and higher education.

Economics

Four years after the devastation of September 11th, the New York City economy is healthy, although employment remains about 4 percent below its peak at year-end 2000.

•                  NYC’s Gross Metro Product (GMP) grew at a 4.4 percent rate in 2005.

•                  From 1995 to 2005, NYC’s GMP grew at an average annual rate of 3.9 percent, slightly below the nation’s top 100 largest metro areas’ (Top 100) annualized average of 4.0 percent.

•                  Through 2010, NYC’s forecasted GMP growth of 2.1 percent annually is expected to trail the Top 100’s projection of 3.0 percent.

REAL GROSS PRODUCT GROWTH BY YEAR

NYC vs. Top 100 Metros*

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NYC’s 2005 employment growth rate of 1.1 percent trailed the Top 100’s 1.3 percent growth rate.

•                  From 1995 through 2005, NYC’s average annual employment growth rate of 0.7 percent significantly lagged the nation’s top 100 average annual employment growth of 1.4 percent

•                  Although yearly employment growth was positive from 1995 to 2000, negative employment growth from 2001 to 2003 contributed to NYC’s slow 10-year growth rate.

•                  Employment growth has turned positive since 2003, but the projected average annual growth rate through 2010 of 0.9 percent will continue to trail the projected Top 100 average of 1.5 percent.

NYC’s unemployment rate has been consistently higher than the Top 100 rate, reaching as high as 10.2 percent in 1992 and more recently as high as 7.8 percent in 2002 and 2003.

•                  In 2005, average unemployment rate in NYC fell to 5.5 percent from 6.6 percent in 2004.  The Top 100 average unemployment rate in 2005 was 5.0 percent.

•                  Through 2010, NYC’s employment rate is projected to range between 5.3 and 5.6 percent.

TOTAL EMPLOYMENT GROWTH AND UNEMPLOYMENT RATE BY YEAR

NYC vs. Top 100 Metros

[OMITTED]

NYC’s employment base has a far higher concentration of office-using employment than the Top 100.

•                  NYC is more heavily weighted in the Education & Health Services and Financial Activities sectors than the Top 100 overall.

•                  The region is less represented in the Construction, Manufacturing, and Trade, Transportation & Utilities sectors.

EMPLOYMENT BY SECTOR

NYC vs. Top 100 Metros

2005 Estimates

[OMITTED]

Demographics

New York City is the most heterogeneous city in the nation, if not the world.  With a median age of 35.9 years, NYC is on par with the Top 100 median age of 35.9 years, but slightly below the U.S. median of 36.2 years.  NYC is relatively well educated compared to the national average, with 27.2 percent of its population having a Bachelor degree or better compared with 24.6 percent of the U.S.  On the other hand, NYC is relatively less educated than the Top 100, with 28.0 percent of its population with a Bachelor degree or better.  Although NYC and the U.S. have similar levels of affluence, with 27.9 and 28.4 percent of the population, respectively, having an annual income of $75,000 or higher, both trail the Top 100, which has 32.9 percent of its households having an annual income of $75,000 or higher.

DEMOGRAPHIC CHARACTERISTICS

NYC vs. Top 100 Metro Areas and U.S.

2004 Estimates

Characteristic	New York City	Top 100 Metro Areas	U.S.
Median Age (years)	35.9	35.9	36.2
Average Annual Household Income	$65,900	$71,400	$64,800
Median Annual Household Income	$43,800	$52,900	$47,800
Households by Annual Income Level:
<$25,000	31.5%	22.1%	24.9%
$25,000 to $49,999	24.2%	25.6%	27.4%
$50,000 to $74,999	16.4%	19.4%	19.3%
$75,000 to $99,999	10.0%	12.5%	11.5%
$100,000 plus	17.9%	20.4%	16.9%
Education Breakdown:
< High School	27.7%	18.5%	19.5%
High School Graduate	24.5%	26.0%	28.4%
College < Bachelor Degree	20.5%	27.6%	27.5%
Bachelor Degree	15.7%	17.8%	15.7%
Advanced Degree	11.5%	10.2%	8.9%

Source: Claritas, Inc., Cushman & Wakefield Analytics

According to the results of the 2000 Census, NYC was one of the nation’s few cities to experience an increase in its population during the 1990s.  In fact, NYC is the only major city in the nation that has a larger population than it did in 1950.

•                  NYC’s current population totals over 8.1 million, with every borough except for Staten Island having a population of greater than one million.

•                  Brooklyn, with nearly 2.5 million people, has the largest population of the five boroughs, while Manhattan is the most densely populated area in NYC.

•                  Between 1995 and 2005, NYC’s annual population growth averaged 0.6 percent, which is half the Top 100 annual average of 1.2 percent.

•                  NYC’s average annual growth through 2010 is forecast to slow to 0.2 percent, substantially below the 1.0 percent forecast for the Top 100 metro areas.

POPULATION GROWTH BY YEAR

NYC vs. Top 100 Metros

[OMITTED]

Manhattan’s population of 1.5 million people is densely concentrated throughout, with the exception of Midtown West and west of City Hall.  It is most densely populated around Central Park on both the Upper East Side and the Upper West Side, as well as from 20th Street to the East River, east of The Bowery and north of Fulton Street.  In the Bronx, lower population concentrations are located in the northern parts of the borough.  The largest population concentration in Queens is in its center within the communities of Woodside, Rego Park, Forest Hills, Maspeth, Elmhurst, and Jackson Heights, as well as Ridgewood and Glendale, which border Brooklyn.  Staten Island has a fairly even population concentration throughout the borough and is generally less dense than the rest of the City.

ANNUALIZED POPULATION GROWTH BY COUNTY

New York City

Population (000’s)	1995	2005	2010 Forecast	Annual Growth 95-05	Annual Growth 05-10
United States	266,664	296,710	310,171	1.1%	0.9%
Top 100 MSAs	170,444	192,458	202,723	1.2%	1.0%
New York City	7,633	8,124	8,202	0.6%	0.2%
Bronx County	1,262	1,372	1,405	0.8%	0.5%
Kings County	2,373	2,478	2,481	0.4%	0.0%
New York County	2,075	2,244	2,255	0.8%	0.1%
Queens County	410	468	489	1.3%	0.9%
Richmond County	1,514	1,563	1,573	0.3%	0.1%

Source: Economy.com, Cushman & Wakefield Analytics

In 2005, NYC’s median household income was $43,800, which is 17.2 and 9.1 percent lower than that of the Top 100 and U.S., respectively.

•                  Between 1995 and 2005, NYC’s 3.4 percent average annual growth in median household income was greater than the Top 100’s average of 3.0 percent.

•                  Through 2010, NYC’s median household income growth rate is projected at 3.3 percent annually, remaining slightly above the Top 100’s projected annual growth rate of 3.2 percent.

Nearly all of Manhattan’s zip codes below 96th Street have median household incomes above the national median.  The most affluent concentrations of households border Central Park on Manhattan’s West Side between West 77th and West 91st Streets, and on the East Side along Fifth, Park and Madison Avenues between East 60th and East 96th Streets.  Other affluent pockets include the southern tip of Manhattan at Battery Park City and the communities surrounding the financial district, such as TriBeCa.  In contrast, the area north of Central Park as well as portions of the Lower East Side are where residents with the lowest median household incomes reside.

MEDIAN HOUSEHOLD INCOME DISTRIBUTION BY ZIP CODE

NYC, 2005 Estimates

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Regional Summary / Market Competitiveness

Improved Wall Street performance and healthy tourism have recently boosted New York City’s economic outlook.  Longer term, the economic legacy of 9/11 and a modest pace of expansion will likely prevent the metro area from returning to its pre-recession peak for several more years.

•                  NYC’s competitive strengths include its high per capita income, limited exposure to manufacturing, high level of international immigration, and its role as the financial capital of the nation.

•                  The market’s weaknesses include high business costs and the city’s high level of domestic out-migration.

LOCAL AREA MAP

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LOCAL AREA ANALYSIS

General Information

The Borough of Queens is situated east of Manhattan.  The two neighboring boroughs are separated by the East River.  The East River crossings connecting Manhattan and Queens include the 59th Street Bridge, the Triboro Bridge and the Queens Midtown Tunnel.  These are all very congested crossings that are extensively used by commuters and commercial traffic, with volume being heaviest during the morning and afternoon rush hours.  Multiple subway lines connect the two boroughs, with the subway tunnels located beneath the East River.  Bus Service is available throughout the boroughs.

The highway network in Queens generally runs throughout the borough.  The Cross Island Parkway extends north/south across the eastern end of the borough.  The Van Wyck and the Clearview Expressway also extend north/south across the borough.  The Belt Parkway extends east/west across the southern portion of the borough into Brooklyn.  The Jackie Robinson (Interborough) extends east/west across the borough and terminates into Brownsville, Brooklyn.  The Long Island Expressway also extends east/west across the borough.  Finally, the Interboro Parkway is located on the eastern end of Brooklyn.

East Elmhurst is located in northern Queens just south of LaGuardia Airport.  The subject is located just south of the Grand Central Parkway and north of Astoria Boulevard.  East Elmhurst is bordered to the east by Flushing, to the west by Astoria and Steinway, to the south by Jackson Heights and Corona, and to the north by LaGuardia Airport.

This part of East Elmhurst is predominantly industrial with some commercial uses located along Astoria Boulevard.  Residential areas are located on the side streets outside of the commercial districts.  The residential areas within East Elmhurst are developed with single-family, attached and detached houses, most of which are kept in average condition.  There are few multi-story residential developments in this part of Queens.  To the south in Jackson Heights there are several mid-rise apartment projects.  Commercial improvements are generally located on Astoria Boulevard and Ditmars Boulevard.  These retail and business establishments service the needs of the local residents.  Because of its proximity to LaGuardia Airport there are several hotels and motels located along Ditmars Boulevard just east of the subject.

The subject building is located in an industrial district in the northern section of Queens, which is influenced by the proximity to LaGuardia Airport.  The improvements in the immediate area are generally commercial and industrial with residential uses located along the side streets.

The subject is located on the block front bordered by 23rd Avenue to the north,  24th Avenue to the south, 85th Street to the west and 87th Street to the east in East Elmhurst, Queens County, New York.   The subject is currently leased to the City of New York and utilized by the MTA as a bus depot and maintenance facility.

Access to the subject is average.  The main boulevards in the local area provide two-way traffic flow.  In the residential areas, the streets are generally one way.  Main thoroughfares such as Linden Boulevard and Guy R. Brewer Boulevard provide access to the Van Wyck Expressway, Grand Central Parkway and the Belt Parkway.  These roads connect with each of the major roadways in the Brooklyn-Queens area.  LaGuardia Airport is located to the north in the northern part of Queens and provides passenger and cargo traffic.  Kennedy Airport is located nearby and to the south of the subject in the southern part of Queens.  Overall, the subject’s area is a stable and established mixed-use area which should continue to attract industrial uses in the future.

Conclusion

The subject property is a well located industrial property with convenient access to the major arteries within Queens and Brooklyn.  Although the subject is located in a mixed-use neighborhood it’s proximity to LaGuardia airport makes it a desirable industrial location.  We conclude that the subject will be competitive in the marketplace into the foreseeable future.

NATIONAL CREDIT TENANT & NET LEASE MARKET ANALYSIS

Market Overview

The following analysis is based upon research performed by the Boulder Group, PWC/Korpacz and discussions with investors and professionals familiar with credit tenant and bondable net lease transactions.  The Credit Tenant Lease (CTL) and Net Leased Market has continued to perform well in the current environment.  These investments are typically in demand by sophisticated investors seeking secure investments.  The larger transactions are especially appealing to Institutional Investors.

The underlying difference with these investments compared to traditional real estate investments is the fact that the credit quality of the tenant is the driving factor with regard to price and required investment returns.  While the underlying real estate certainly is analyzed it is secondary to the credit worthiness of the tenant.

Long term Credit Tenant and Net Leased investments are often compared to the returns of comparable corporate or government bonds.  An investor in these types of properties would consider a reasonable spread between a similarly rated bond and a real estate investment with a credit rated tenant.  This spread takes into account the length of the lease term, the credit rating of the tenant, the market rent compared to the existing contract rent, the physical aspects of the real estate and the strength of the local real estate market.

Credit Tenant Leases

Recently there has been a disconnect between cap rates and credit quality by unsophisticated investors especially in the smaller retail properties.  Sophisticated investors generally look to the rating agencies for the current credit rating on a particular tenant.  Standard & Poor’s issues credit ratings based upon specific financial obligations, of a company.  It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on an obligation.

Credit ratings issued by the rating agencies are based in varying degrees on the following considerations.

1.               Likelihood of payment – capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

2.               Nature and provisions of the obligation; and

3.               Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

The issue rating definitions are expressed in terms of default risk.  As such, they pertain to senior obligations of an entity.  Junior obligations are typically rated lower than senior obligations to reflect the lower priority in bankruptcy.

The following table outlines the Standard & Poor’s long-term credit rating system for the top five rating categories.  These definitions typically refer to corporate tenants.

S&P Rating	Rating Definition
AAA	An obligation rated “AAA” has the highest rating assigned by S&P. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA	An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.

A

An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.

BBB

An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB

An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.

Corporate Yields and Spreads

2/13/2006

US Treasury:	5 year	4.57
	10 year	4.58
	30 year	4.56

USD Industrial

Credit Rating		Yield	Spread
AAA	5 year	5.02	45
	10 year	5.31	73
	30 year	5.15	60

AA	5 year	5.08	50
	10 year	5.35	78
	30 year	5.46	91

A	5 year	5.21	64
	10 year	5.42	85
	30 year	5.68	112

BBB	5 year	5.55	98
	10 year	5.81	123
	30 year	6.07	152

BB	5 year	6.36	179
	10 year	6.85	227
	30 year	7.03	248

Supply & Demand

The most common form of credit tenant lease is typically related to retail tenants.  Drug stores, fast food and similar small retail stores are heavily traded by investors and therefore fairly liquid in the secondary market.  The industrial and office sector as well as government leased buildings are also included in this market but are not as prevalent as the retail sector.  The lower supply equates to strong demand for credit tenant leases in these sectors.

Rising interest rates over the past quarter have left many net leased investors with two options: (i) refinance or (ii) dispose of the property.  Based on the size of the net leased market it appears that many investors are opting for disposition.

As of Q4 2005 the number of available properties increased by 6.5% from the previous quarter after having declined significantly in the early part of 2005.  This fact illustrates many investors desire to rebalance their portfolio prior to the end of the year.   On a cumulative basis, this growth can be attributed to three main factors.  First, increases in short term interest rates and the caution of further increases at a “measured” pace.  Second, in Q2 and Q3 2005, the Boulder Group reported an imbalance in supply and demand whereby supply was sorely lacking.  Third, sellers were accepting offers at prices that had the best chance of closing, rather than the highest offer, for fear the transaction may fall apart as sellers’ would be forced to lower the price in a rising interest rate environment.  Simply put it was a sellers market.  But what needs to be understood is that the majority of these assets are small retail properties where there are numerous buyers both sophisticated and novice with money to invest.

However, despite this growth, and compounding to the growing notion of a sellers’ market, the net lease market suffered from what Alan Greenspan referred to as his “conundrum.”  According to Greenspan, increases in short-term rates should have generated higher long-term yields than the market was currently showing.  Since Q2 2004 when short-term interest rate increases began, the net lease market has overall seen cap rates decrease or remain the same – a trend which has continued through the fourth quarter of 2005.

Net Leased Industrial Sector Overview

The net leased industrial sector has consistently been the smallest of all net leased sectors in terms of both the sheer number of available properties and the combined value of such properties.

According to the Boulder Group the number of available net leased industrial properties has increased by 2.6% since last quarter from 966 in Q3 2005 to 992 at the end of Q4 2005.  This is the first increase of available properties since Q1 2005.  Despite the number of properties increasing the cumulative value of such properties has decreased since Q3 2005.

Industrial properties comprise 13.5% of the properties and 19% of the value available in the current Net Lease Market.  These marks represent increases in the Industrial Sectors from those established in Q3 2005.  Since Q3 2005, 530 net leased industrial properties have been sold which represents a 37.5% increase in the number of net leased dispositions since Q2 2005.

Pricing points increased in six of the eleven industrial pricing brackets – for the third straight quarter.  The most significant increase came in the higher priced properties with properties priced between $9 - $10 million – those properties had increased their market share by over 75.3% since Q3 2005.  This gain is a significant improvement over the last quarter when such properties saw their market share increase by 22.1%.  The second largest increase in market share occurred with properties priced between $8 - $9 million - an increase of 70.4% since Q3 2005.

Capitalization Rates / Pricing

Overall, in today’s net lease market, sophisticated investors understand that the market particularly for smaller properties is overheated.

For the fourth consecutive quarter, Cap Rates across the Industrial Sector have decreased.  The mean cap rate for industrial properties decreased by 10 basis points to 7.90%.  This marks the eighth straight quarter that the cap rate has either declined or remained the same.  Nationally, the significant majority of industrial properties are priced under $150 per square foot.  As of year end 2005, 88.3% of all industrial properties nationally were priced under $150 per square foot.

Industrial properties between $300 and $400 per square foot saw their market share decrease and now comprise approximately 1% of all net leased industrial properties.  Incidentally, according to the Boulder Group the lowest Cap rates are in the $300 to $399 per square foot properties.  The following is the breakdown of cap rates as they relate to price per square foot for some of the higher priced industrial properties.

Price Per SF Bracket	Average Cap Rate	Average Price
$200-$249	6.96%	$7,550,467
$250-$299	6.02%	$3,567,800
$300-$349	5.72%	$2,500,000
$350-$399	5.06%	$14,583,333
$400 +	7.43%	$10,010,000

The Subject’s Positioning In the Market

According to the 4th Quarter PWC/Korpacz National Net Lease Market Survey with fewer properties available bidding wars are erupting for the best assets available for sale.  Buyers who are looking to acquire these assets are facing short time frames to complete deals and low overall capitalization rates.  The best deals are trading at extremely low cap rates.  According to the Fourth Quarter 2005 Korpacz Report the low end of this range which reflects the best assets decreased by 25 basis points to 6.25 percent.  The ability to access capital from financial institutions continues to prompt investing in this segment of the market.

An investor for the subject property is interested in the credit worthiness of the tenant and the tenant’s ability to meet the financial obligations of the existing lease.  As previously mentioned, the asset quality is secondary in this type of investment.  This is especially true when long term contractual lease obligations remain for a property.

The subject is under a long term lease (21 years with (2) 14-year options) to the City of New York. The City of New York has a corporate debt rating of A+.  The subject is utilized as a bus depot for the Metropolitan Transit Authority (MTA).  Within this facility the tenant dispatches buses throughout the New York Metropolitan area, services and repairs the buses accordingly and stores the buses when not in use.  Buses are stored both inside the existing building and outside in fenced in parking areas.

As would be expected in the New York Boroughs sites suitable for this type of user are those that have rather large site areas and a land to building ratio that is above the typical norm for the New York Metropolitan area.  These sites are atypical due to the lack of available vacant land in the New York Boroughs.  This is what makes the subject attractive to distribution type tenants, trucking companies, Fed Ex, UPS and government departments similar to the MTA.

As such, the existing rental rate for buildings similar to the subject typically reflects an added premium associated with the excess land area for these sites.  Therefore, rental rates based on building size alone do not accurately reflect the inherent attributes of the subject which benefits from a land to building ratio that is above those of many metropolitan New York properties.

The City of New York has a corporate debt rating of A+ by Moody’s rating agency.  This reflects positively on the City of New York as the tenant at the subject property.  The long term nature of the existing lease with the two option periods is also considered a positive attribute that is attractive to potential investors.  The existence of this lease makes the property attractive to institutional grade investors that would otherwise pass on similar industrial buildings without a long term lease to a credit tenant.  The presence of the existing long-term lease to an investment grade tenant like the City of New York significantly enhances the value of the subject property.

Conclusion

The Credit Tenant Lease and Net Leased Market are expected to continue to be in demand by investors requiring secure returns.  The lack of supply for large transactions benefits sellers of these types of assets.  Furthermore, institutional investors, pension funds and REIT’s are constantly looking for quality transactions with strong tenants.  Smaller properties will continue at their current pace however, cap rates will begin to rise as interest rates increase.  In general, the market for National Investment Grade real estate is expected to remain strong throughout the foreseeable future.

SITE DESCRIPTION

Location:

85-01 24th Avenue
East Elmhurst, Queens County, New York 11369

The subject is located on the block front bordered by 23rd Avenue to the north, 24th Avenue to the south, 85th Street to the west and 87th Street to the east in East Elmhurst, Queens County, New York.

Shape:	Irregular

Topography:	The site is level and at street grade

Land Area:	6.4320 acres 280,180 square feet

Frontage, Access, Visibility:	The site has good access, frontage and visibility from 23rd Avenue, 24th Avenue, 85th Street and 87th Street.

Soil Conditions:

We did not receive nor review a soil report. However, we assume that the soil’s load-bearing capacity is sufficient to support existing and/or proposed structure(s). We did not observe any evidence to the contrary during our physical inspection of the property. Drainage appears to be adequate.

Utilities
Water:	New York City
Sewer:	New York City
Electricity:	Con Edison
Gas:	Con Edison
Telephone:	Verizon

Site Improvements:	The building covers only a small portion of the site. The balance of the site is used for employee and bus parking.

Land Use Restrictions:

We were not given a title report to review. We do not know of any easements, encroachments, or restrictions that would adversely affect the site’s use. However, we recommend a title search to determine whether any adverse conditions exist.

Flood Map:	National Flood Insurance Rate Map Community Panel Number 360497-0067B, effective November 16,1983.

Flood Zone:	FEMA Zone C

Wetlands:	We were not given a Wetlands survey. The site does not appear to be in a wetlands area.

Hazardous Substances:

We observed no evidence of toxic or hazardous substances during our inspection of the site. However, we are not trained to perform technical environmental inspections and recommend the services of a professional engineer for this purpose.

Overall Functionality:	The subject site is functional for its current use.

Site Map

[OMITTED]

IMPROVEMENTS DESCRIPTION

The following description of improvements is based upon our physical inspection of the improvements along with our discussions with the building manager.

General Description
Year Built:	1954
Number of Buildings:	1
Number of Stories:	1
Land To Building Ratio:	2.37 to 1
Gross Building Area:	118,430 square feet
Net Rentable Area:	118,430 square feet

Construction Detail
Basic Construction:	Masonry and steel frame
Foundation:	Poured concrete slab
Framing:	Structural steel with masonry and concrete encasement
Column Spacing:	20' by 40'
Percent of Office Space:	6%
Percent Air Conditioned:	5%
Clear Ceiling Height:	24 feet in warehouse
Loading Doors:	Adequate for the existing use.
Floors:	Concrete poured over metal deck. Each floor is bridged by structural steel floor beams.
Exterior Walls:	Brick.
Roof Cover:	Flat roofing system consisting of built-up assemblies with tar and gravel cover.
Windows:	The windows in the office and warehouse areas are double hung and casement windows in steel frames.
Pedestrian Doors:	Glass in aluminum frames.

Mechanical Detail
Heating:	Heat to the office area is supplied by an oil-fired, hot air system with local zone temperature control. The heat in the warehouse area is provided by ceiling-hung space heaters.
Cooling:	The office area is cooled by window air conditioning units. The warehouse area is not air-conditioned.
Plumbing:

The plumbing system is assumed to be adequate for existing use and in compliance with local law and building codes. The plumbing system is typical of other industrial properties in the area with a combination of PVC, steel, copper and cast iron piping throughout the building. Adequate restrooms for men and women are situated throughout the building.

Electrical Service:	Electricity for the building is obtained through low voltage power lines.
Elevator Service:	The building does not contain elevators.
Fire Protection:	The building is not fully sprinklered. The building has central station monitoring linked directly to the local fire department.
Security:	Monitors are situated along the building’s perimeter.

Interior Detail
Layout:

The subject property is a single industrial building utilized for storage and servicing of MTA buses.  There is only a small percentage of office space which is utilized for administrative personnel.  Additionally, there is a small dispatch area within the warehouse.  The warehouse area occupies the majority of the building, and is accessible from the office area, and through exterior pedestrian and overhead doors.  The building contains a bus wash area as well as a dedicated service area for repair and maintenance of the buses.

Floor Covering:	The warehouse areas contains sealed concrete floors. The office areas have floors that are ceramic tile, carpet or resilient tile.
Walls:	The warehouse and manufacturing areas have concrete block and brick walls. The office areas have walls that are sheetrock.
Ceilings:	The ceilings in the office areas are 2' by 2' acoustical tile. The warehouse and manufacturing areas have ceilings that are exposed to the metal deck.
Lighting:	The office space contains a mixture of fluorescent and incandescent light fixtures. The warehouse area contains sodium vapor lighting that is ceiling hung.
Restrooms:	The building features adequate restrooms for men and women in both the office and warehouse areas.

Site Improvements
Parking:	Ample open surface parking.
Onsite Landscaping:	Nominal
Other:	Concrete curbs, fencing and walkways.

Personal Property:	Personalty was excluded from our valuation.

Capital Improvements:	Other than normal routine property maintenance, there are no major capital improvement expenditures planned in the immediate future. The tenant is responsible for routine maintenance of the building.

Summary
Condition:	Average The building has been adequately maintained for its age and provides an average appearance relative to competing buildings within its market.

We did not inspect the roof of the building or make a detailed inspection of the mechanical systems. The appraisers, however, are not qualified to render an opinion as to the adequacy or condition of these components. The client is urged to retain an expert in this field if detailed information is needed about the adequacy and condition of mechanical systems.

Quality:	Average
Design and Functionality:	The building is a Class B industrial facility that possesses good appeal to prospective tenants.
Actual Age:	52 years
Effective Age:	20 years
Expected Economic Life:	45 years
Remaining Economic Life:	25 years

Americans With Disabilities Act

The Americans With Disabilities Act (ADA) became effective January 26, 1992. We have not made, nor are we qualified to make a compliance survey of this property to determine whether or not it is in conformity with the requirements of the ADA. It is possible that a compliance survey could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since we have not been provided with the results of a survey, we did not analyze the results of possible non-compliance.

Hazardous Substances

We are not aware of any potentially hazardous materials (such as formaldehyde foam insulation, asbestos insulation, radon gas emitting materials, or other potentially hazardous materials), which may have been used in the construction of the improvements. However, we are not qualified to detect such materials and urge the client to employ an expert in the field to determine if such hazardous materials exist.

REAL PROPERTY TAXES AND ASSESSMENTS

Current Property Taxes

The property is subject to the taxing jurisdiction of Queens County. The assessors’ parcel identification number is Block: 1080, Lot(s): 1. According to the local assessor’s office, taxes are current.   The assessment and taxes for the property are presented below:

Property Tax Data (2005/2006)

	2005/2006	2005/2006
	Actual	Transitional
Assessed Value
Land:	$2,002,500	$2,163,870
Improvements:	1,332,000	1,288,800
Total:	$3,334,500	$3,452,670
Exemption:	$0	$38,970
Taxable A.V.	$3,334,500	$3,413,700

Taxable A.V.	$3,334,500
Tax Rate	0.11306
Total Property Taxes	$376,999

Total Building Area	118,430
Property Taxes per Square Foot	$3.18

Total taxes for the property are $376,999, or $3.18 per square foot of building area.

ZONING

The property is zoned M1-1 by the City of New York. The following is a brief description of the M1-1 zoning district:

M1 Zoning District

M1 areas range from the Garment District in Manhattan, with its multistory lofts, to areas in the other boroughs with low-bulk plants. The MI district is often an industrial front yard or a buffer to adjacent residential or commercial districts. Strict performance standards are common to all MI districts. Light industries typically found in Ml areas include knitting mills, printing plants and wholesale service facilities. In theory, nearly all industrial uses can locate in MI areas if they meet the rigorous performance standards required in the Zoning Resolution. Retail and office uses are also permitted. Use Group 4 community facilities are allowed in M1 zones by special permit but not in other manufacturing districts.

Parking and loading requirements vary with district and use, but high density districts (M1-4 to M1-6) are exempt from parking requirements. Residential development is generally not allowed in manufacturing districts.

Ml-1:    Light manufacturing – high performance these locations are generally located adjacent to low density residential areas.  The commercial FAR in these areas is 1.0 however, when a community facility is developed the FAR can be increased to as much as 2.40.

The M1-1 permits a maximum floor area ratio (FAR) that governs building sizes of 2.4 times the lot area for community buildings.  In the Site Description section of the report, we estimated that the subject site contains approximately 280,180 square feet of land area.  The maximum allowable commercial FAR is 1.0.  However, with a community facility the maximum allowable FAR of increases to 2.4 in the M1-1 zone which equates to 672,432 square feet of building area.

The M1-1 zone is made specifically for uses similar to the subject which require a large parking component.  These facilities are generally in demand by distribution companies, manufacturing firms, shipping companies, mail service carriers, trucking firms, car rental agencies and transportation services for government agencies.

However, the majority of industrial buildings in this zone are single story industrial buildings with high ceiling heights and only a portion of second floor office area.  In reality, many of the sites in the local area within a M1-1 zone are not developed to anywhere near the maximum building area as owners want to satisfy parking requirements for their staff or tenants.

According to City records, the existing industrial use is a permitted use in this zone.  We are not experts in the interpretation of complex zoning ordinances but the proposed use of the site appears to be a legal, conforming use based on our review of public information. However, the determination of compliance is beyond the scope of a real estate appraisal.

We know of no deed restrictions, private or public, that further limit the subject property’s use. The research required to determine whether or not such restrictions exist, however, is beyond the scope of this appraisal assignment. Deed restrictions are a legal matter and only a title examination by an attorney or title company can usually uncover such restrictive covenants. Thus, we recommend a title search to determine if any such restrictions do exist.

Zoning Map

[OMITTED]

HIGHEST AND BEST USE

Definition Of Highest And Best Use

According to The Dictionary of Real Estate Appraisal, Third Edition (1993), a publication of the Appraisal Institute, the highest and best use is defined as:

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.

Highest And Best Use Criteria

We have evaluated the site’s highest and best use both as currently improved and as if vacant. In both cases, the property’s highest and best use must meet four criteria. That use must be (1), legally permissible (2) physically possible, (3) financially feasible, and (4) maximally productive.

Legally Permissible

The first test concerns permitted uses. According to our understanding of the zoning ordinance, noted earlier in this report, the site may legally be improved with structures that accommodate office and light industrial uses. Aside from the site’s zoning regulations, we are not aware of any legal restrictions that limit the potential uses of the subject.

Physically Possible

The second test is what is physically possible. As discussed in the “Site Description,” section of the report, the site’s size, soil, topography, etc. do not physically limit its use. The subject site is of adequate shape and size to accommodate almost all urban and suburban uses.

Financial Feasibility and Maximal Productivity

The third and fourth tests are what is financially feasible and what will produce the highest net return. After analyzing the physically possible and legally permissible uses of the property, the highest and best use must be considered in light of financial feasibility and maximum productivity. For a potential use to be seriously considered, it must have the potential to provide a sufficient return to attract investment capital over alternative forms of investment. A positive net income or acceptable rate of return would indicate that a use is financially feasible.

Highest and Best Use of the Site As Though Vacant

Considering the subject site’s physical characteristics and location, as well as the state of the local market, it is our opinion that the Highest and Best Use of the subject site as though vacant is an industrial building developed to the highest density possible.

Highest and Best Use of Property As Improved

According to the Dictionary of Real Estate Appraisal, highest and best use of the property as improved is defined as:

The use that should be made of a property as it exists. An existing property should be renovated or retained “as is” so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one.

It is our opinion, the existing building adds value to the site as if vacant, therefore dictating a continuation of its current use. In conclusion, it is our opinion that the Highest and Best Use of the subject property as improved is As it is currently utilized.

VALUATION PROCESS

Methodology

There are three generally accepted approaches available in developing an opinion of value: the Cost, Sales Comparison and Income Capitalization approaches. We have considered each in this appraisal to develop an opinion of the market value of the subject property. In appraisal practice, an approach to value is included or eliminated based on its applicability to the property type being valued and the quality of information available. The reliability of each approach is dependent upon the availability and comparability of the market data uncovered as well as the motivation and thinking of purchasers in the market for a property such as the subject. Each approach is discussed below, and applicability to the subject property is briefly addressed in the following summary.

Land Value

Developing an opinion of land value is typically accomplished via the Sales Comparison Approach by analyzing recent sales transactions of sites of comparable zoning and utility adjusted for differences that exist between the comparables and the subject. Valuation is typically accomplished using a unit of comparison such as price per square foot of land or potential building area or acre. Adjustments are applied to the unit of comparison from an analysis of comparable sales, and the adjusted unit of comparison is then used to derive a value for the subject site.

Cost Approach

The Cost Approach is based upon the proposition that an informed purchaser would pay no more for the subject than the cost to produce a substitute property with equivalent utility. This approach is particularly applicable when the property being appraised involves relatively new improvements that represent the highest and best use of the land; or when relatively unique or specialized improvements are located on the site, for which there exist few improved sales or leases of comparable properties.

In the Cost Approach, the appraiser forms an opinion of the cost of all improvements, depreciating them to reflect any value loss from physical, functional and external causes. Land value, entrepreneurial profit and depreciated improvement costs are then added resulting in a value estimate for the subject property.

Sales Comparison Approach

The Sales Comparison Approach utilizes sales of comparable properties, adjusted for differences, to indicate a value for the subject property. Valuation is typically accomplished using a unit of comparison such as price per square foot of building area, effective gross income multiplier or net income multiplier. Adjustments are applied to the unit of comparison from an analysis of comparable sales, and the adjusted unit of comparison is then used to derive a value for the subject property.

Income Capitalization Approach

This approach first determines the income-producing capacity of a property by utilizing contract rents on leases in place and by estimating market rent from rental activity at competing properties for the vacant space. Deductions then are made for vacancy and collection loss and operating expenses. The resulting net operating income is divided by an overall capitalization rate to derive an opinion of value for the subject property. The capitalization rate represents the relationship between net operating income and value. This method is referred to as Direct Capitalization.

Related to the Direct Capitalization Method is the Discounted Cash Flow Method. In this method, periodic cash flows (which consist of net operating income less capital costs) and a reversionary value are developed and discounted to a present value using an internal rate of return that is determined by analyzing current investor yield requirements for similar investments.

Summary

The subject is under a long term lease to the City of New York which is considered an investment grade tenant.  The existence of this lease makes the subject attractive to institutional and sophisticated investors seeking a relatively secure investment.  For these types of investors the credit worthiness of the tenant and the ability to meet their financial obligations is the primary indicator in determining yield and value.

This appraisal employs only the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that this approach would be considered necessary and applicable for market participants. The subject’s age makes it difficult to accurately form an opinion of depreciation and tends to make the Cost Approach unreliable. Furthermore, public information regarding sale transaction details is generally insufficient to provide a reliable foundation for a value estimate. Therefore, we have not employed the Cost Approach or the Sales Comparison Approach to develop an opinion of market value.

The valuation process is concluded by analyzing each approach to value used in the appraisal. When more than one approach is used, each approach is judged based on its applicability, reliability, and the quantity and quality of its data. A final value opinion is chosen that either corresponds to one of the approaches to value, or is a correlation of all the approaches used in the appraisal.

INCOME CAPITALIZATION APPROACH

Methodology

The Income Capitalization Approach is a method of converting the anticipated economic benefits of owning property into a value through the capitalization process. The principle of “anticipation” underlies this approach in that investors recognize the relationship between an asset’s income and its value. In order to value the anticipated economic benefits of a particular property, potential income and expenses must be projected, and the most appropriate capitalization method must be selected.

The two most common methods of converting net income into value are Direct Capitalization and Discounted Cash Flow. In direct capitalization, net operating income is divided by an overall capitalization rate to indicate an opinion of market value. In the discounted cash flow method, anticipated future cash flows and a reversionary value are discounted to an opinion of net present value at a chosen yield rate (internal rate of return).

Based upon the above, both methods are appropriate in this assignment.

Lease Summary

The details of the lease which encumbers the subject property are summarized below.

Lessor:	Triboro Coach Holding Corp
Lessee:	The City of New York (MTA)
Lease Term:	21 years
Start Date:	February 20, 2006
End Date:	November 19, 2027
Square Feet Leased:	118,430 sf (on 6.43 acres)
Base Rent:	Years 1-5:	$2,585,000
	Years 6-10:	$2,843,500
	Years 11-15:	$3,127,850
	Years 16-20:	$3,440,635
	Years 21:	$3,784,699

Recoveries:	Triple net lease
Renewal Options:	Two 14-year option periods with steps every five years
Purchase Options:	None
Comments:	This is considered a credit tenant lease to the City of New York.

Tenant Profile

The lessee is the City of New York which is considered an investment grade tenant with bonds rated A+ by Moody’s rating agency.  The subject site is utilized as a bus depot and repair facility for the MTA.  To the tenant the land is equally as important as the improvements as the site is utilized to store buses when not in use by the MTA.  The rental rate reflects the excess land available for parking which is not found on typical industrial properties.

Rent Comparables

The following table summarizes rental activity in competing buildings in the market.

RENT COMPARABLES

	Property Location	Lease	Size	Term	Rent/	Rent Steps	% Office
No.	Tenant Name	Date	(SF)	(years)	SF	Recoveries	Ceiling Height	Comments
1	85-01 24th Avenue Elmhurst, NY	Dec-05	118,430	21	$21.83	Rent Steps every 5 years	6%	This building is located on a 6.43 acre site. The additional land is used to store buses for the MTA.
	City of NY (MTA)					Triple Net	24

2	49-19 Rockaway Blvd. Rockaway Beach, NY	Dec-05	28,700	21	$21.08	Rent Steps every 5 years	2%	This building is located on a 3.03 acre site. The additional land is used to store buses for the MTA.
	City of NY (MTA)					Triple Net	24

3	114-15 Guy R. Brewer Blvd. Jamaica, NY	Dec-05	75,800	21	$19.99	Rent Steps every 5 years	7%	This building is located on a 4.66 acre site. The additional land is used to store buses for the MTA.
	City of NY (MTA)					Triple Net	24

4	165-25 147th Avenue Jamaica, NY	Dec-05	151,068	21	$18.50	Rent Steps every 5 years	11%	This building is located on a 6.57 acre site. The additional land is used to store buses for the MTA.
	City of NY (MTA)					Triple Net	24

	Survey Low:	Dec-05	28,700	21	$18.50
	Survey High:	Dec-05	151,068	21	$21.83
	Survey Mean:	Dec-05	93,500	21	$20.35

* Assumes taxes of $1.50/sf.

Comparable Industrial Rental map

[OMITTED]

Conclusion of Market Rent

We have analyzed recent leases negotiated in competitive buildings in the marketplace, which range from $18.50 to $21.83 per square foot, with an average of $20.35. The leases are written on a triple net basis with all expenses being the responsibility of the tenant.  Recovery clauses for the comparable leases typically require the tenant to pay a pro-rata share of real estate taxes and operating expenses.  Landlords have no expense obligations under the term of the existing lease.

Greatest reliance has been placed on the recent lease signing at the subject which is closely supported by the remaining comparables.  Based upon this, we have concluded to the following market rent parameters for the subject property.

MARKET RENT ESTIMATE	Warehouse
Market Rent Per Square Foot	$20.00
Contract Rent Increase	Rent Steps every 5 years
Lease Type	Triple Net
Lease Term (years)	15

Expense Reimbursements

The existing lease is an absolute triple net lease.  The tenant is responsible for all real estate taxes and operating expenses associated with the property.

Vacancy and Collection Loss

Due to the creditworthiness of the tenant, the City of New York with bonds rated A+ by Moody’s rating agency we have not taken any vacancy or collection loss.  This mirrors investors’ expectations for a similar investment grade tenants.  Any adjustment for vacancy and collection loss is reflected in our discount rate selection.

Operating Expenses

As previously mentioned the tenant is responsible for all operating expenses and real estate taxes.  Furthermore, many expenses are directly paid by the tenant.  We have identified some base expenses (insurance, management, and real estate taxes) which are fully reimbursed by the tenant.  Any additional expenses are assumed to be directly paid by the tenant.  We analyzed each item of expense and developed an opinion as to what a typical informed investor would consider normal.

The subject has been utilized as a bus facility for many years.  We have not been provided with any historical operating history for the property.  The following reflects our opinion of year one operating expenses which are presented on the following page.

REVENUE AND EXPENSE ANALYSIS

	C&W Forecast(1)
	Total	Per SF
POTENTIAL GROSS REVENUE
Base Rental Revenue	$2,585,000	$21.83
Expense Reimbursement Revenue	448,057	3.78

TOTAL POTENTIAL GROSS REVENUE	$3,033,057	$25.61
Vacancy and Collection Loss	0	0.00
EFFECTIVE GROSS REVENUE	$3,033,057	$25.61

OPERATING EXPENSES
Insurance	$41,451	$0.35
Management	29,608	0.25
Subtotal	$71,058	$0.60

Real Estate Taxes	376,999	3.18

TOTAL EXPENSES	$448,057	$3.78

NET OPERATING INCOME	$2,585,000	$21.83

(1) Fiscal Year Beginning:

Conclusion of Operating Expenses

We analyzed each item of expense and developed an opinion of a level of expense we believe a typical investor in a property like this would consider reasonable. We made our projections on a fiscal year basis. Year 1 begins February 1, 2006. Please refer to the following chart for our Year 1 forecast of expenses.

	C&W
Expense	Forecast	Per SF	Analysis
Insurance	$41,451	$0.35	Our estimate is based on the budgeted expenses, plus expense levels at competing properties.

Management	$29,608	$0.25

Management fees for this type of property typically range from $0.20 to $0.30 per square foot of building area. We have utilized a management fee of $0.25 per square foot, which we consider to be market oriented.

Real Estate Taxes	$376,999	$3.18	A complete discussion of the taxes is included in the Real Property Taxes and Assessments section of this report.

Total operating expenses excluding real estate taxes are estimated at $71,058 equating to $0.60 per square foot.

Income and Expense Pro Forma

The following chart is our opinion of income and expenses for Year 1.

SUMMARY OF REVENUE AND EXPENSES

		$/SF
POTENTIAL GROSS REVENUE
Base Rental Revenue	$2,585,000	$21.83
Expense Reimbursement Revenue	$448,057	3.78

TOTAL POTENTIAL GROSS REVENUE	$3,033,057	$25.61
Vacancy and Collection Loss	0	0.00
EFFECTIVE GROSS REVENUE	$3,033,057	$25.61

OPERATING EXPENSES
Insurance	$41,451	$0.35
Management	$29,608	0.25
Subtotal	$71,058	$0.60

Real Estate Taxes	376,999	3.18

TOTAL EXPENSES	$448,057	$3.78

NET OPERATING INCOME	$2,585,000	$21.83

Capitalization Rate Selection

We have considered Investor Surveys published by PWC/Korpacz and Cushman & Wakefield, Inc. for competitive industrial properties.

		Going-In	Going-In
		Cap Rate	Cap Rate
Survey	Date	Range	Average
PWC/Korpacz	Q4-2005	5.50%-9.00%	7.29%
C&W Real Estate Outlook	Fall 2005	6.26%-8.07%	7.16%

PWC/Korpacz – Refers to national warehouse market regardless of class or occupancy

C&W – Refers to national leased warehouse/distribution market

Our observations and analysis suggest that a going-in capitalization rate of 6.50 percent represents reasonable investor criteria under current market conditions.

The subject due to its long term lease with the City of New York is considered similar to a bond transaction by most sophisticated investors.  As previously mentioned investor returns for these types of assets are primarily driven by the credit quality of the tenant.  The City of New York Corporate Debt is rated A+ by Moody’s.

The value of the subject is significantly enhanced by the existence of the current lease.  Without this long term lease to a credit worthy tenant the subject’s value based upon the physical real estate would be significantly less than our estimate of market value.

Direct Capitalization Method Conclusion

In the Direct Capitalization Method, we developed an opinion of market value by dividing year 1 net operating income by a 6.50 percent overall capitalization rate. Our conclusion via the Direct Capitalization Method is as follows:

Direct Capitalization Method

NET OPERATING INCOME	$2,585,000	$21.83

Sensitivity Analysis (0.50% OAR Spread)	Value	$/SF NRA
Based on Low-Range of 6.00%	$43,083,341	$363.79
Based on Most Probable Range of 6.50%	$39,769,237	$335.80
Based on High-Range of 7.00%	$36,928,578	$311.82

Reconciled Value	$39,769,237	$335.80
Rounded to nearest $100,000	$39,800,000	$336.06

Discounted Cash Flow Method

In the Discounted Cash Flow Method, we employed Argus for Windows software to model the income characteristics of the property and to make a variety of cash flow assumptions. We attempted to reflect the most likely investment assumptions of typical buyers and sellers in this particular market segment. The following table illustrates the assumptions used in the discounted cash flow analysis.

Discounted Cash Flow Assumptions

DISCOUNTED CASH FLOW

MODELING ASSUMPTIONS

Holding Period:	10 Years
Projection Period:	11 Years
Start Date:	2/1/2006

RESERVES FOR REPLACEMENT (PSF)	$0.15

VACANCY & COLLECTION LOSS
Global Vacancy:	0.00%
Collection Loss:	0.00%
Total:	0.00%

GROWTH RATES
Market Rent:	3.00%
Consumer Price Index (CPI):	3.00%
Expenses:	3.00%
Real Estate Taxes:	3.00%

RATES OF RETURN
Internal Rate of Return:	7.50%
Terminal Capitalization Rate:	7.00%
Reversiona Sales Cost:	3.00%

LEASING ASSUMPTIONS	Warehouse
Market Rent Per Square Foot	$20.00
Contract Rent Increase	Rent Steps every 5 years
Lease Type	Triple Net
Lease Term (years)	15
Free Rent on New Leases (months)	0
Free Rent on Renewals (months)	0
Downtime Between New Leases	6
Renewal Probability	65.00%

TENANT IMPROVEMENTS (PSF)	Warehouse
New Leases	$1.00
Renewals	$0.50

Leasing Commissions:	6.00 percent for new leases 3% for renewals.
Contract Rent Increases:	Leases are assumed to escalate based upon the existing terms of the lease. New leases are assumed to have rent steps every five years.
Expense Reimbursements:	Future leases will pay a pro-rata share of real estate taxes and operating expenses. The landlord would be responsible for management and structural reserves.
Capital Expenditure:	The building was in average condition at the time of our inspection. We do not foresee any major capital expenditures in the near future.

Terminal Capitalization Rate Selection

A terminal capitalization rate was used to develop an opinion of the market value of the property at the end of the assumed investment holding period. The rate is applied to the net operating income following year 10 before making deductions for leasing commissions, tenant improvement allowances and reserves for replacement. We have developed an opinion of an appropriate terminal capitalization rate based on indicated rates in current investor surveys.

Survey	Date	Terminal Cap Rate Range	Terminal Cap Rate Average
PWC/Korpacz	Q4-2005	6.00%-10.00%	8.04%
C&W Real Estate Outlook	Fall 2005	7.26%-8.76%	8.01%

PWC/Korpacz – Refers to national warehouse market regardless of class or occupancy
C&W – Refers to national leased warehouse/distribution market

As a result, we have applied a 7.00 percent terminal capitalization rate in our analysis.  This represents approximately a 50 basis point spread from the going in capitalization rate.

Discount Rate Selection

We have developed an opinion of future cash flows, including property value at reversion, and discounted that income stream at an internal rate of return (yield rate) currently required by investors for similar-quality real property. The yield rate (internal rate of return or IRR) is the single rate that discounts all future equity benefits (cash flows and equity reversion) to an opinion of net present value.

The PWC/Korpacz and Cushman & Wakefield investor surveys indicate the following internal rates of return for competitive industrial properties:

Survey	Date	IRR Range	IRR Average
PWC/Korpacz	Q4-2005	7.00%-11.50%	8.58%
C&W Real Estate Outlook	Fall 2005	7.77%-9.52%	8.65%

PWC/Korpacz – Refers to national warehouse market regardless of class or occupancy
C&W – Refers to national Class A leased warehouse/distribution market

The above table summarizes the investment parameters of some of the most prominent investors currently acquiring similar investment properties in the United States. We realize that this type of survey reflects target rather than transactional rates. Transactional rates are usually difficult to obtain in the verification process and are actually only target rates of the buyer at the time of sale. The property’s performance will ultimately determine the actual yield at the time of sale after a specific holding period.

The City of New York Corporate Debt is rated A+ by Moody’s.  The following is a recent survey between US Treasury rates and US Industrials reflecting Credit ratings, yields, and spreads for various terms.

2/13/2006

US Treasury:	5 year	4.57
	10 year	4.58
	30 year	4.56

USD Industrial

Credit Rating		Yield	Spread
AAA	5 year	5.02	45
	10 year	5.31	73
	30 year	5.15	60

AA	5 year	5.08	50
	10 year	5.35	78
	30 year	5.46	91

A	5 year	5.21	64
	10 year	5.42	85
	30 year	5.68	112

BBB	5 year	5.55	98
	10 year	5.81	123
	30 year	6.07	152

BB	5 year	6.36	179
	10 year	6.85	227
	30 year	7.03	248

Yield Rates

The initial lease term at the subject is for 21 years with two 14 year options.  Therefore, we can interpolate a reasonable spread for a 20 year term between “A” and “AA” credit ratings to determine a reasonable discount rate for the subject property given the credit quality of the tenant.

Rating	Term	Yield
AA	10 year	5.35
AA	30 year	5.46
Average	Interpolated 20 yr	5.41

A	10 year	5.42
A	30 year	5.68
Average	Interpolated 20 yr	5.55

Overall Average	“AA” & “A”	5.48

The value of the existing lease to the City of New York significantly enhances the value of the property compared to comparable industrial buildings without a credit tenant.  To account for the existing condition of the improvements, necessary management and the illiquidity of the real estate compared to a similarly rated corporate bond we believe a premium to the indicated yield is warranted when choosing a discount rate.  As such, we have discounted our cash flow and reversionary value projections at an internal rate of return of 7.50 percent.

Discounted Cash Flow Method Conclusion

Based on the discount rate selected, market value is estimated at $39,400,000, rounded. The reversion contributes 53.35 percent to this value estimate. Our cash flow projection and valuation matrix are presented at the end of this section.

Schedule Of Prospective Cash Flow

In Inflated Dollars for the Fiscal Year Beginning 2/1/2006

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11
For the Years Ending	Jan-2007	Jan-2008	Jan-2009	Jan-2010	Jan-2011	Jan-2012	Jan-2013	Jan-2014	Jan-2015	Jan-2016	Jan-2017

Potential Gross Revenue
Base Rental Revenue	$2,585,000	$2,585,000	$2,585,000	$2,585,000	$2,628,083	$2,843,500	$2,843,500	$2,843,500	$2,843,500	$2,890,892	$3,127,850

Scheduled Base Rental Revenue	2,585,000	2,585,000	2,585,000	2,585,000	2,628,083	2,843,500	2,843,500	2,843,500	2,843,500	2,890,892	3,127,850

Expense Reimbursement Revenue
Insurance	41,554	42,801	44,085	45,407	46,770	48,173	49,618	51,106	52,640	54,219	55,845
Management	29,682	30,572	31,489	32,434	33,407	34,409	35,441	36,505	37,600	38,728	39,889
RE Taxes	377,941	389,280	400,958	412,987	425,376	438,138	451,282	464,820	478,765	493,128	507,922

Total Reimbursement Revenue	449,177	462,653	476,532	490,828	505,553	520,720	536,341	552,431	569,005	586,075	603,656

Total Potential Gross Revenue	3,034,177	3,047,653	3,061,532	3,075,828	3,133,636	3,364,220	3,379,841	3,395,931	3,412,505	3,476,967	3,731,506

Effective Gross Revenue	3,034,177	3,047,653	3,061,532	3,075,828	3,133,636	3,364,220	3,379,841	3,395,931	3,412,505	3,476,967	3,731,506

Operating Expenses
Insurance	41,554	42,801	44,085	45,407	46,770	48,173	49,618	51,106	52,640	54,219	55,845
Management	29,682	30,572	31,489	32,434	33,407	34,409	35,441	36,505	37,600	38,728	39,889
RE Taxes	377,941	389,280	400,958	412,987	425,376	438,138	451,282	464,820	478,765	493,128	507,922

Total Operating Expenses	449,177	462,653	476,532	490,828	505,553	520,720	536,341	552,431	569,005	586,075	603,656

Net Operating Income	2,585,000	2,585,000	2,585,000	2,585,000	2,628,083	2,843,500	2,843,500	2,843,500	2,843,500	2,890,892	3,127,850

Leasing & Capital Costs
Capital Reserves	17,764	18,297	18,846	19,412	19,994	20,594	21,212	21,848	22,504	23,179	23,874

Total Leasing & Capital Costs	17,764	18,297	18,846	19,412	19,994	20,594	21,212	21,848	22,504	23,179	23,874

Cash Flow Before Debt Service & Taxes	$2,567,236	$2,566,703	$2,566,154	$2,565,588	$2,608,089	$2,822,906	$2,822,288	$2,821,652	$2,820,996	$2,867,713	$3,103,976

Prospective Present Value

Cash Flow Before Debt Service plus Property Resale

Discounted Annually (Endpoint on Cash Flow & Resale) over a 10-Year Period

	For the		P.V. of	P.V. of	P.V. of
Analysis	Year	Annual	Cash Flow	Cash Flow	Cash Flow
Period	Ending	Cash Flow	@ 7.00%	@ 7.50%	@ 8.00%

Year 1	Jan-2007	$2,567,236	$2,399,286	$2,388,127	$2,377,070
Year 2	Jan-2008	2,566,703	2,241,858	2,221,051	2,200,534
Year 3	Jan-2009	2,566,154	2,094,746	2,065,653	2,037,096
Year 4	Jan-2010	2,565,588	1,957,275	1,921,114	1,885,784
Year 5	Jan-2011	2,608,089	1,859,531	1,816,687	1,775,022
Year 6	Jan-2012	2,822,906	1,881,022	1,829,134	1,778,909
Year 7	Jan-2013	2,822,288	1,757,579	1,701,148	1,646,778
Year 8	Jan-2014	2,821,652	1,642,227	1,582,107	1,524,451
Year 9	Jan-2015	2,820,996	1,534,435	1,471,385	1,411,200
Year 10	Jan-2016	2,867,713	1,457,800	1,391,396	1,328,306

Total Cash Flow		27,029,325	18,825,759	18,387,802	17,965,150
Property Resale @ 7% Cap Rate		43,343,064	22,033,416	21,029,791	20,076,225

Total Property Present Value			$40,859,175	$39,417,593	$38,041,375

Rounded			$40,859,000	$39,400,000	$38,041,000

Per SqFt			$345.01	$332.69	$321.21

Percentage Value Distribution

Assured Income			46.42%	47.00%	47.58%
Prospective Income			-0.35%	-0.35%	-0.35%
Prospective Property Resale			53.93%	53.35%	52.77%
			100.00%	100.00%	100.00%

Reconciliation Within the Income Capitalization Approach

SUMMARY OF INCOME CAPITALIZATION METHODS

Value
Value Indicated by the Discounted Cash Flow Method:	$39,400,000
Value Indicated by the Direct Capitalization Method:	$39,800,000

We have placed equal reliance on both the Discounted Cash Flow and the Direct Capitalization Method. Therefore, our opinion of market value via the Income Capitalization Approach is as follows:

Value Conclusion:	$39,400,000

RECONCILIATION AND FINAL VALUE OPINION

Valuation Methodology Review and Reconciliation

This appraisal employs only the Income Capitalization Approach. Based on our analysis and knowledge of the subject property type and relevant investor profiles, it is our opinion that this approach would be considered necessary and applicable for market participants. The subject’s age makes it difficult to accurately form an opinion of depreciation and tends to make the Cost Approach unreliable. Furthermore, public information regarding sale transaction details is generally insufficient to provide a reliable foundation for a value estimate. Therefore, we have not employed the Cost Approach or the Sales Comparison Approach to develop an opinion of market value.

The approaches indicated the following:

Cost Approach:	N/A
Sales Comparison Approach:	N/A
Income Capitalization Approach:	$39,400,000

We have given most weight to the Income Capitalization Approach because this mirrors the methodology used by purchasers of this property type.

Based on our Complete Appraisal as defined by the Uniform Standards of Professional Appraisal Practice, we have developed an opinion that the “as-is” market value of the leased fee estate of the referenced property, subject to the assumptions, limiting conditions, certifications, and definitions, on February 2, 2006 was:

THIRTY NINE MILLION FOUR HUNDRED THOUSAND DOLLARS

$39,400,000

The implied “going in” capitalization rate is 6.56 percent.  The implied going-in cap rate is in line with the recent surveys and reflects the credit worthiness of the tenant.

ASSUMPTIONS AND LIMITING CONDITIONS

“Appraisal” means the appraisal report and opinion of value stated therein, to which these Assumptions and Limiting Conditions are annexed.

“Property” means the subject of the Appraisal.

“C&W” means Cushman & Wakefield, Inc. or its subsidiary which issued the Appraisal.

“Appraiser” or “Appraisers” means the employee(s) of C&W who prepared and signed the Appraisal.

General Assumptions

This appraisal is made subject to the following assumptions and limiting conditions:

1.               No opinion is intended to be expressed and no responsibility is assumed for the legal description or for any matters which are legal in nature or require legal expertise or specialized knowledge beyond that of a real estate appraiser. Title to the Property is assumed to be good and marketable and the Property is assumed to be free and clear of all liens unless otherwise stated. No survey of the Property was undertaken.

2.               The information contained in the Appraisal or upon which the Appraisal is based has been gathered from sources the Appraiser assumes to be reliable and accurate. Some of such information may have been provided by the owner of the Property. Neither the Appraiser nor C&W shall be responsible for the accuracy or completeness of such information, including the correctness of opinions, dimensions, sketches, exhibits and factual matters.

3.               The opinion of value is only as of the date stated in the Appraisal. Changes since that date in external and market factors or in the Property itself can significantly affect property value.

4.               The Appraisal is to be used in whole and not in part. No part of the Appraisal shall be used in conjunction with any other appraisal. Publication of the Appraisal or any portion thereof without the prior written consent of C&W is prohibited. Except as may be otherwise stated in the letter of engagement, the Appraisal may not be used by any person other than the party to whom it is addressed or for purposes other than that for which it was prepared. No part of the Appraisal shall be conveyed to the public through advertising, or used in any sales or promotional material without C&W’s prior written consent. Reference to the Appraisal Institute or to the MAI designation is prohibited, except as it relates to the collaboration between C&W and the Appraisal Institute relative to the Real Estate Outlook publication.

5.               Except as may be otherwise stated in the letter of engagement, the Appraiser shall not be required to give testimony in any court or administrative proceeding relating to the Property or the Appraisal.

6.               The Appraisal assumes (a) responsible ownership and competent management of the Property; (b) there are no hidden or unapparent conditions of the Property, subsoil or structures that render the Property more or less valuable (no responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them); (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws, unless noncompliance is stated, defined and analyzed in the Appraisal; and (d) all required licenses, certificates of occupancy and other governmental consents have been or can be obtained and renewed for any use on which the value opinion contained in the Appraisal is based.

7.               The physical condition of the improvements analyzed within the Appraisal is based on visual inspection by the Appraiser or other person identified in the Appraisal. C&W assumes no responsibility for the soundness of structural members nor for the condition of mechanical equipment, plumbing or electrical components.

8.               The projected potential gross income referred to in the Appraisal may be based on lease summaries provided by the owner or third parties. The Appraiser has not reviewed lease documents and assumes no responsibility for the authenticity or completeness of lease information provided by others. C&W recommends that legal advice be obtained regarding the interpretation of lease provisions and the contractual rights of parties.

9.               The projections of income and expenses are not predictions of the future. Rather, they are the Appraiser’s opinion of current market thinking on future income and expenses. The Appraiser and C&W make no warranty or representation that these projections will materialize. The real estate market is constantly fluctuating and changing. It is not the Appraiser’s task to predict or in any way warrant the conditions of a future real estate market; the Appraiser can only reflect what the investment community, as of the date of the Appraisal, envisages for the future in terms of rental rates, expenses, supply and demand.

10.         Unless otherwise stated in the Appraisal, the existence of potentially hazardous or toxic materials which may have been used in the construction or maintenance of the improvements or may be located at or about the Property was not analyzed in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the Property. The Appraisers are not qualified to detect such substances. C&W recommends that an environmental expert be employed to determine the impact of these matters on the opinion of value.

11.         Unless otherwise stated in the Appraisal, compliance with the requirements of the Americans With Disabilities Act of 1990 (ADA) has not been analyzed in arriving at the opinion of value. Failure to comply with the requirements of the ADA may adversely affect the value of the property. C&W recommends that an expert in this field be employed.

12.         Additional work requested by the client beyond the scope of this assignment will be billed at our prevailing hourly rate. Preparation for court testimony, update valuations, additional research, depositions, travel or other proceedings will be billed at our prevailing hourly rate, plus reimbursement of expenses.

13.         The reader acknowledges that Cushman & Wakefield has been retained hereunder as an independent contractor to perform the services described herein and nothing in this agreement shall be deemed to create any other relationship between us. This assignment shall be deemed concluded and the services hereunder completed upon delivery to you of the appraisal report discussed herein.

14.         This study has not been prepared for use in connection with litigation and this document is not suitable for use in a litigation action. Accordingly, no rights to expert testimony, pretrial or other conferences, deposition, or related services are included with this appraisal. If, as a result of this undertaking, C&W or any of its principals, its appraisers or consultants are requested or required to provide any litigation services, such shall be subject to the provisions of the C&W engagement letter or, if not specified therein, subject to the reasonable availability of C&W and/or said principals or appraisers at the time and shall further be subject to the party or parties requesting or requiring such services paying the then-applicable professional fees and expenses of C&W either in accordance with the provisions of the engagement letter or arrangements at the time, as the case may be.

Extraordinary Assumptions

An extraordinary assumption is defined as “an assumption, directly related to a specific assignment, which, if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal or economic characteristics of the subject property or about conditions external to the property, such as market conditions or trends, or the integrity of data used in an analysis” (USPAP).

This appraisal employs no extraordinary assumptions.

Hypothetical Conditions

A hypothetical condition is defined as “that which is contrary to what exists, but is supposed for the purpose of analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property or about conditions external to the property, such as market conditions or trends, or the integrity of data used in an analysis” (USPAP).

This appraisal employs no hypothetical conditions.

CERTIFICATION OF APPRAISAL

We certify that, to the best of our knowledge and belief:

1.               The statements of fact contained in this report are true and correct.

2.               The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are our personal, impartial, and unbiased professional analyses, opinions, and conclusions.

3.               We have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.

4.               We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

5.               Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

6.               Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

7.               Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation and the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

8.               Philip P. Cadorette, MAI made a personal inspection of the property that is the subject of this report.

9.               No one provided significant real property appraisal assistance to the persons signing this report.

10.         The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

11.         As of the date of this report, Appraisal Institute continuing education for Philip P. Cadorette, MAI is current.

s/ Philip P. Cadorette

  Philip P. Cadorette, MAI

  Director

  New York Certified General Appraiser

  License No. 46000003076

  phil_cadorette@cushwake.com

  (212) 841-7604 Office Direct

  (212).841-7849 Facsimile

ADDENDA

Addenda Contents

ADDENDUM A:                                                      Qualifications of the Appraisers

ADDENDUM A:  Qualifications of the Appraisers

PROFESSIONAL QUALIFICATIONS

Philip P. Cadorette, MAI

Director, Valuation Services

Background

Philip P. Cadorette is a Director of Cushman & Wakefield’s New York Valuation Advisory Services Group.  His responsibilities include the analysis and appraisal of commercial real estate on a national basis.  Between 1990 and 1999, Mr. Cadorette was employed by The Chase Manhattan Bank as a Vice President in their Real Estate Finance Group and the Chase Commercial Mortgage Bank.  From 1997 through 1999 Mr. Cadorette was a Senior Underwriter in Chase’s Commercial Mortgage Bank.  As senior underwriter Mr. Cadorette underwrote large loans for the mortgage conduit program and worked closely with the rating agencies during the securitization process.

Between 1990 and 1997 Mr. Cadorette was actively involved in underwriting and advisory assignments for commercial real estate projects and portfolios in connection with REIT and acquisition financing, securitization, syndications, and equity and debt placement throughout the United States.  He also provided a variety of advisory services and presentations to Chase’s corporate and real estate clients.  Mr. Cadorette was part of a team that evaluated Chase’s real estate exposure in connection with the potential acquisition of financial institutions.

Prior to his employment with Chase Manhattan, Mr. Cadorette was employed from 1988 to 1990 as a Senior Commercial Appraiser with Smith Hays and Associates, Smithtown, New York.  From 1986 to 1988 Mr. Cadorette was a staff appraiser with Kenneth E. Richards & Associates Inc., West Islip, New York.

Appraisal Experience

Appraisal, feasibility and consulting assignments have included proposed and existing regional malls, shopping centers, multi-tenanted office buildings, industrial buildings, research and development facilities, cooperatives, condominiums and rental apartment properties, vacant land, residential subdivisions, hotels, motels and proposed development.  Mr. Cadorette has also consulted institutional clients on the sale, acquisition or performance of nationwide portfolios of investment property as well as provided advisory work with regard to insurable values of single assets and portfolios.

Memberships, Licenses and Professional Affiliations

Member, Appraisal Institute (MAI Designation achieved 1994)

Certified New York State - General Appraiser

Certified Ohio State - General Appraiser

Education

Pfeiffer University, North Carolina

Bachelor of Science, Marketing / Economics - May, 1986

Appraisal Education

Successfully completed all courses and experience requirements to qualify for the MAI designation.  Mr. Cadorette was awarded the designation in 1994.  As of the date of this report, Philip P. Cadorette, MAI, has completed the requirements under the continuing education program of the Appraisal Institute.

Appraisal Institute Courses

Real Estate Appraisal Principles	Single Family Residences
Basic Valuations	Case Studies in Real Estate Valuation
Capitalization Theory & Techniques, A & B	The Complete Appraisal Review
Valuation Analysis and Report Writing	Standards of Professional Practice, A & B